UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
Final Amendment

Vy Global Growth
(Name of Issuer)
Class A ordinary shares, par value $0.0001 per share
(Title of Class of Securities)
G9444H100
(CUSIP Number)
February 22, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
    Rule 13d-1(b)
 X Rule 13d-1(c)
    Rule 13d-1(d)
*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9444H100
 1.

Names of Reporting Persons.
 Hayman Capital Management, L.P.
 2.

Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b) X

 3.

SEC Use Only
 4.
Citizenship or Place of Organization
Delaware

 5.
Sole Voting Power
0

 6.
Shared Voting Power
0

 7.
Sole Dispositive Power
0

 8.
Shared Dispositive Power
0

 9.
Aggregate Amount Beneficially Owned by Each Reporting Person
0

 10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

 11.
Percent of Class Represented by Amount in Row (9)
0%

 12.
Type of Reporting Person (See Instructions)
 PN, IA


CUSIP No. G9444H100
 1.

Names of Reporting Persons.
Hayman Capital Master Fund, L.P.
 2.

Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b) X

 3.
SEC Use Only

 4.
Citizenship or Place of Organization
 Cayman Islands

 5.
Sole Voting Power
0

 6.
Shared Voting Power
0

 7.
Sole Dispositive Power
0

 8.
Shared Dispositive Power
0

 9.
Aggregate Amount Beneficially Owned by Each Reporting Person
0

 10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

 11.
Percent of Class Represented by Amount in Row (9)
0%

 12.
Type of Reporting Person (See Instructions)
  PN


CUSIP No. G9444H100
 1.
Names of Reporting Persons.
 J. Kyle Bass

 2.
Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

 3.
SEC Use Only

 4.
Citizenship or Place of Organization
United States

 5.
Sole Voting Power
0

 6.
Shared Voting Power
0

 7.
Sole Dispositive Power
0

 8.
Shared Dispositive Power
0

 9.
Aggregate Amount Beneficially Owned by Each Reporting Person
0

 10.
Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(See Instructions)

 11.
Percent of Class Represented by Amount in Row (9)
0%

 12.
Type of Reporting Person (See Instructions)
 IN, HC

CUSIP No. G9444H100
Item  1.

(a) 	Name of Issuer
Vy Global Growth
(b) Address of Issuer's Principal Executive Offices
Floor 4, Willow House, Cricket Square
Grand Cayman, KY1-9010
Cayman Islands

Item 2.
(a) Name of Persons Filing

This statement is being jointly filed by and on behalf of each of Hayman Capital Management, L.P., a Delaware limited partnership ('Hayman'), Hayman Capital Master Fund, L.P., a Cayman Islands exempted limited partnership (the 'Master Fund'), and J. Kyle Bass.

The Master Fund is the record and direct beneficial owner of the securities covered by this statement. Hayman serves as the investment adviser to and general partner of, and may be deemed to beneficially own securities owned by, the Master Fund. J. Kyle Bass is the Managing Partner of, and may be deemed to beneficially own securities owned by, Hayman.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.


(b) 	Address of Principal Business Office or, if none, Residence.

2305 Cedar Springs Road, Suite 400,
Dallas, Texas, 75201.

(c) 	Citizenship

See Item 4 on the cover page(s) hereto.

(d) 	Title of Class of Securities

Units

(e) 	CUSIP Number
G9444H100

Item 3. If this statement is filed pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is:
(a)	 A broker or dealer registered under Section 15 of
the Act (15 U.S.C. 78o);
(b)	 A bank as defined in Section 3(a)(6) of
the Act (15 U.S.C. 78c);
(c) 	An insurance company as defined in Section 3(a)(19) of
the Act (15 U.S.C. 78c);
(d)	An investment company registered under Section 8 of
the Investment Company Act of 1940 (15 U.S.C.   80a-8);
(e) 	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) 	An employee benefit plan or endowment fund in accordance
with 240.13d-1(b)(1)(ii)(F);
(g) 	A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G);
(h) 	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) 	A church plan that is excluded from the definition of an
investment company under Section 3(c)(14) of
the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	A non -U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J)
(k)	A group, in accordance with 240.13d-1(b)(1)(ii)(K).
     If filing as a non-U.S. institution in accordance with Rule
 13d-1(b)(1)(ii)(J), please specify the type of institution:  .

Item 4. Ownership.
(a) 	Amount beneficially owned: See Item 9 on the cover page(s) hereto.
(b) 	Percent of class: See Item 11 on the cover page(s) hereto.
(c) 	Number of shares as to which such person has:
(i) 	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.
(ii) 	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.
(iii) 	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.
(iv) 	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.[x]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item  8. Identification and Classification of Members of the Group.
Not Applicable.

Item  9. Notice of Dissolution of Group.
Not Applicable.

Item  10. Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	January 18, 2022

Hayman Capital Management, L.P.
	  By: /s/ J. Kyle Bass

 Name:  J. Kyle Bass
Title:   Managing Partner

Hayman Capital Master Fund, L.P.

	  By: /s/ Hayman Capital Management, L.P.

	  By: /s/ J. Kyle Bass

Name:  J. Kyle Bass
Title:   Managing Partner

Name:  J. Kyle Bass
Title:   Managing Partner

 J. Kyle Bass
 /s/ J. Kyle Bass

EXHIBIT INDEX
Exhibit   	Description of Exhibit

99.1 	Joint Filing Agreement (incorporated herein by reference to
Exhibit 99.1 to the Schedule 13G, as amended, filed on January 18, 2022 by the reporting persons with the Securities and Exchange Commission).